Underlying supplement no. 1140 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated January 30, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

Market Vectors—Agribusiness ETF (MOO)

General

Lehman Brothers Holdings Inc. may from time to time offer and sell notes linked to an index fund. The index fund will be linked to an underlying index. This underlying supplement no. 1140 describes the Market Vectors—Agribusiness ETF (the “Index Fund”) and the DAXglobal® Agribusiness Index (the “Underlying Index”). The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the Market Vectors—Agribusiness ETF and the DAXglobal® Agribusiness Index set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or terms supplement. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement and all other relevant terms supplements.

Investing in notes linked to the Market Vectors—Agribusiness ETF involves a number of risks. See “ Risk Factors” beginning on page US-1 in this underlying supplement no. 1140 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 1140, the accompanying base prospectus and the MTN prospectus supplement, the relevant product supplement or the relevant terms supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

January 30, 2008

“DAXglobal® Agribusiness Index” is a registered trademark of Deutsche Börse AG (“Deutsche Börse”) and is expected to be licensed for use by Lehman Brothers Holdings Inc. The notes, which are linked to the performance of the DAXglobal® Agribusiness Index, are not sponsored, endorsed, sold or promoted by Deutsche Börse, and Deutsche Börse makes no representation regarding the advisability of investing in the notes.

“Market Vectors—Agribusiness ETF” is a distributed by Van Eck Securities Corporation trademark of Deutsche Börse AG (“Deutsche Börse”) and is expected to be licensed for use by Lehman Brothers Holdings Inc. The notes, which are linked to the performance of the DAXglobal® Agribusiness Index, are not sponsored, endorsed, sold or promoted by Deutsche Börse, and Deutsche Börse makes no representation regarding the advisability of investing in the notes.

Underlying Supplement
Risk Factors	US-1
The Market Vectors—Agribusiness ETF	US-5

MTN Prospectus Supplement
Risk Factors	S-4
Description of the Notes	S-13
Supplemental United States Federal Income Tax Consequences	S-37
Certain ERISA Considerations	S-44
Plan of Distribution	S-45
Appendix A	A-1

Base Prospectus
Prospectus Summary	1
General Information	6
Cautionary Statement Regarding Forward-Looking Statements	6
Use of Proceeds	7
Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7
Description of Debt Securities	8
Description of Warrants	19
Description of Purchase Contracts	23
Description of Preferred Stock	27
Description of Depositary Shares	30
Description of Common Stock	32
Description of Units	34
Form, Exchange and Transfer	37
Book-Entry Procedures and Settlement	38
United States Federal Income Tax Consequences	40
Plan of Distribution	54
Certain ERISA Considerations	58
Where You Can Find More Information	58
Legal Matters	59
Experts	59

This underlying supplement no. 1140, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous communications concerning the notes. In making your investment decision, you should rely only on the information contained or incorporated by reference in this underlying supplement no. 1140, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. We have not authorized anyone to give you any additional or different information. The information in this underlying supplement no. 1140, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may be accurate only as of the dates of each of these documents, respectively.

The notes described in this underlying supplement no. 1140, the relevant terms supplements, and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This underlying supplement no. 1140, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

US-i

In this underlying supplement no. 1140, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

US-ii

RISK FACTORS

Your investment in notes linked to the Market Vectors—Agribusiness ETF (the “Index Fund”) will involve certain risks. Investing in the notes is not equivalent to investing directly in shares of the Index Fund, any of the common stocks held by the Index Fund or any of the common stocks included in the DAXglobal® Agribusiness Index (the “Underlying Index”). In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks as well as the discussions of risk and the other information contained in this underlying supplement, the relevant terms supplements, the accompanying MTN prospectus supplement and base prospectus and the documents incorporated by reference in those documents before you decide that an investment in notes linked to the Index Fund is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

There are risks associated with the Index Fund.

The Index Fund has a limited operating history, having commenced trading in August 31, 2007. Although the shares are listed for trading on the American Stock Exchange (the “Amex”) and a number of similar products have been traded on the Amex for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market.

In addition, Van Eck Associates Corporation, which we refer to as Van Eck, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that Van Eck’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

The common stocks held by the Index Fund or included in the Underlying Index are not necessarily representative of that industry.

The performance of the Index Fund or the Underlying Index may not correlate with the performance of the entire industry. The Index Fund or the Underlying Index may decline in value even if the industry as a whole rises in value, or the Index Fund or the Underlying Index may rise in value even if the industry as a whole declines in value. Furthermore, one or more of the issuers of the common stocks held by the Index Fund or included in the Underlying Index may engage in new lines of business or cease to be involved in the particular industry.

The correlation between the performance of the Index Fund and the performance of the Underlying Index may be imperfect.

Although the performance of the Index Fund is linked principally to the performance of the Underlying Index, the performance of the Index Fund may not correspond with the return of the Underlying Index. While the Index Fund will generally hold all of the securities which compose the Underlying Index in proportion to their weightings in the Underlying Index, in some cases, as described under “Market Vectors—Agribusiness ETF—Indexing Investment Approach”, there may nevertheless arise various circumstances where it may not be possible or practicable to purchase all of those securities in these weightings. There also may be instances in which Van Eck may choose to overweight another security in the Underlying Index or purchase securities not in the Underlying Index which Van Eck believes are appropriate to substitute for certain securities in Underlying Index.

In addition, the Index Fund is expected to value the foreign securities it holds fairly. To the extent the Index Fund calculates its net asset value based on fair value prices and the value of the Underlying Index is based on the securities’ closing price on local foreign markets (i.e., the value of the Underlying Index is not based on fair value prices), the Index Fund’s ability to track the Underlying Index may be adversely affected. Finally, the performance of the Index Fund and that of the Underlying Index will generally vary due to transaction costs, certain corporate actions and timing variances.

In addition, because the shares of the Index Fund are traded on the Amex and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from its net asset value per share; shares of the Index Fund may trade at, above or below their net asset value per share.

For all of the foregoing reasons, the performance of the Index Fund may not correlate perfectly with the performance of the Underlying Index over the same period. Because of this imperfect correlation, the return on the notes will not be the same as an investment directly in shares of the Index Fund or common stocks held by the Index Fund, common stocks included in the Underlying Index, and will not be the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

We cannot control actions by Van Eck, which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and Van Eck has no obligation to consider your interest.

The policies of Van Eck concerning the calculation of the Index Fund’s net asset value, additions, deletions or substitutions of common stocks held by the Index Fund and the manner in which changes affecting the Underlying Index are reflected in the Index Fund could affect the market price of shares of the Index Fund and, therefore, the amount payable on the notes on the stated maturity date and the trading value of the notes before maturity or automatic call, if applicable. The amount payable on your note and its value could also be affected if Van Eck changes these policies, for example, by changing the manner in which it calculates the Index Fund’s net asset value, or if Van Eck discontinues or suspends calculation or publication of the Index Fund’s net asset value, in which case it may become difficult to determine the value of your note. If events such as these occur or if the closing price of one share of the Index Fund is not available on a valuation date, the calculation agent may determine the closing price of one share of the Index Fund on such valuation date and thus the amount payable on the maturity date in a manner it considers appropriate, in its sole discretion.

In addition, Deutsche Börse AG (“Deutsche Börse”), the publisher of the Underlying Index, is responsible for calculating and maintaining the Underlying Index. We are not affiliated with Deutsche Börse in any way and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Underlying Index. The policies of Deutsche Börse concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the common stocks included in the Underlying Index, could affect the level of the Underlying Index and consequently could affect the market prices of the shares of the Index Fund and, therefore, affect the amount payable on the notes at maturity or upon an automatic call, if applicable, and the value of the note before maturity or automatic call, if applicable. Additionally, Deutsche Börse may alter, discontinue or suspend calculation or dissemination of the Underlying Index. Any of these actions could adversely affect the value of the notes. Deutsche Börse has no obligation to consider your interests in calculating or revising the Underlying Index.

Neither Lehman Brothers Holdings Inc. nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index Fund or Underlying Index contained in this underlying supplement or any public disclosure of information by Van Eck or Deutsche Börse. You, as an investor in the notes, should make your own investigation into the Index Fund and Underlying Index.

We cannot control the actions of any of the issuers of the common stocks held by the Index Fund or included in the Underlying Index, including actions that could adversely affect the value of your notes.

We are not affiliated with any of the issuers of the common stocks held by the Index Fund or included in the Underlying Index. As a result, we will have no ability to control the actions of the issuers of such common stocks, including actions that could affect the value of the shares of the Index Fund or your notes. None of the money you pay us will go to Van Eck or any of the issuers of the common stocks held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

There are risks associated with an industry investment.

The performance of notes linked to the performance of the Index Fund is dependent upon the performance of issuers in the agricultural industry. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting the agricultural industry than an investment linked to a more broadly diversified group of issuers.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

Some of the stocks that constitute the Underlying Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The securities markets on which the stocks of the companies included in the Underlying Index are traded may not be as large as the U.S. securities markets and may have substantially less trading volume, resulting in a lack of liquidity and high price volatility relative to the U.S. securities markets.

Because foreign exchanges may be open on days when the Index Fund is not traded, the value of the securities underlying the Index Fund may change on days when shareholders will not be able to purchase or sell the Index Fund’s shares.

The amount payable at maturity will not be adjusted, unless otherwise specified in the relevant terms supplement, for changes in exchange rates that might affect the Underlying Index.

Although the stocks composing the Underlying Index are traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted, unless otherwise specified in the relevant terms supplement, for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Underlying Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the amount payable on the notes at maturity. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in the relevant product supplement.

You will have no shareholder rights in the stocks held by the Index Fund or in the stocks included in the Underlying Index.

Investing in the notes is not equivalent to investing in stocks held by the Index Fund or the stocks included in the Underlying Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions on the shares of the Index Fund or on the shares of common stocks held by the Underlying Index, or other rights that holders of the shares of the Index Fund or the common stocks held by the Underlying Index would have.

Time differences between the cities where shares of the Index Fund or the common stocks held by the Index Fund or the Underlying Index trade and New York City may create discrepancies in trading levels.

As a result of the time difference between the cities where the shares of the Index Fund or the common stocks held by the Index Fund or included in the Underlying Index trade and New York City (where the notes may trade), there may be discrepancies between the price of the Index Fund and the trading prices of the notes. In addition, there may be periods when the foreign securities markets are closed for trading (for example during holidays in a foreign country), as a result of which the price of the Index Fund remains unchanged for multiple trading days in New York City.

Market Vectors—Agribusiness ETF

We have derived all information contained in this underlying supplement no. 1140 regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust, Van Eck Securities Corporation, and Van Eck Associates Corporation (“Van Eck”). The Index Fund is an investment portfolio maintained and managed by Market Vectors ETF Trust. Van Eck is the investment adviser to the Index Fund. The Index Fund is an exchange traded fund (“ETF”) that trades on the Amex under the ticker symbol “MOO.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

Market Vectors ETF Trust is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by Market Vectors ETF Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 1140 or any terms supplement. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. As of November 30, 2007, the Underlying Index represents 37 companies worldwide that are engaged in the agriculture business; the Index Fund’s three largest holdings were The Mosaic Company, Monsanto Company and Deere & Company.

Principal Investment Policy

The Index Fund will normally invest at least 80% of its total assets in equity securities of U.S. and foreign companies primarily engaged in the business of agriculture. Companies primarily engaged in the agriculture business include those engaged in agriproduct operations, livestock operations, agricultural chemicals, providing or transporting agricultural equipment, and providing or transporting ethanol/biodiesel, and which derive at least 50% of their total revenues from such activities. This 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed.

Indexing Investment Approach

The Index Fund is not managed according to traditional methods of “active” investment management, which involves the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicate the Underlying Index.

Van Eck anticipates that, generally, the Index Fund will hold all of the securities which comprise the Underlying Index in proportion to their weightings in the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in these weightings. In these circumstances, the Index Fund may purchase a sample of securities in the Underlying Index. There also may be instances in which Van Eck may choose to overweight another security in the Underlying Index, purchase securities not in the Underlying Index which Van Eck believes are appropriate to substitute for certain securities in the Underlying Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, price and yield performance of the Underlying Index. The Index Fund may sell securities that are represented in the Underlying Index in anticipation of their removal from the Underlying Index or purchase securities not represented in the Underlying Index in anticipation of their addition to the Underlying Index. Van Eck expects that, over time, the correlation between the Index Fund’s performance and that of the Underlying Index before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

The Index Fund will normally invest at least 95% of its total assets in securities that comprise the Underlying Index. A lesser percentage may be so invested to the extent that Van Eck needs additional flexibility to comply with the requirements of the Internal Revenue Code of 1986 and other regulatory requirements.

Because of the passive investment management approach of the Index Fund, the portfolio turnover rate is expected to be under 30%, generally a lower turnover rate than for many other investment companies.

Holdings Information

The following table summarizes the Index Fund’s top holdings in individual companies as of such date.

Top holdings in individual securities as of November 30, 2007

Company	Percentage of Total Holdings
The Mosaic Co. (MOS).	9.70%
Monsanto Co. (MON)	8.95%
Deere & Co. (DE)	8.27%
Potash Corp. of Saskatchewan Inc. (POT).	8.21%
Komatsu Ltd (6301).	6.68%
Yara International (YAR)	5.20%
Wilmar Intl Ltd. (WIL)	5.02%
IOI Corp. BHD (IOI)	4.54%
Syngenta AG (SYT)	4.47%
Archer-Daniels-Midland Co. (ADM)	4.37%

The information above was compiled from the Van Eck website. We make no representation or warranty as to the accuracy of the information above. The information on the Van Eck website is not, and should not be considered, incorporated by reference therein.

Discontinuation of the Market Vectors—Agribusiness ETF; Alternate Calculation of Price and Closing Price

If the Index Fund (or a Successor Index Fund (as defined herein)) is de-listed from the Amex (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (or such Successor Index Fund) (such successor fund being referred to herein as an “Successor Index Fund”). If the Index Fund (or a Successor Index Fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no Successor Index Fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of the shares of the Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If an Successor Index Fund is selected or the calculation agent calculates a price or closing price, as applicable, by a computation methodology that the calculation determines will as closely as reasonably possible replicate the Index Fund, that Successor Index Fund or closing price will be substituted for the Index Fund (or such Successor Index Fund) for all purposes of the notes.

Upon any selection by the calculation agent of a Successor Index Fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If at any time, the Underlying Index or the underlying index related to a Successor Index Fund is changed in a material respect, or the Index Fund or a Successor Index Fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Index Fund or such Successor Index Fund had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index Fund Final Share Price is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of an exchange traded fund comparable to the Index Fund (or such Successor Index Fund) as if those changes or modifications had not been made, and calculate the closing price with reference to the Index Fund (or such Successor Index Fund), as adjusted. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of the shares of the Index Fund (or any Successor Index Fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the shares of the Index Fund upon written request by any investor in the notes.

The DAXglobal® Agribusiness Index

We have derived all information regarding the Underlying Index contained in this underlying supplement no. 1140 including, without limitation, its make-up, method of calculation, and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Deutsche Börse. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

Additional information concerning the Underlying Index, including the country and industrial sector weightings of the securities included in the Underlying Index, may be obtained at the Deutsche Börse website (www.deutsche-boerse.com). Information contained in the Deutsche Börse website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 1140 or any terms supplement.

You can obtain the level of the Underlying Index at any time from the Bloomberg Financial Markets page “DXAG <Index> <GO>“ or from the Deutsche Börse website at www.deutsche-boerse.com.

Index Composition

The Underlying Index is intended to give investors an efficient, modified market capitalization weighted investment designed to track the movements of securities of companies involved in the agriculture business that are traded on leading global exchanges. The companies of the Underlying Index are selected from the following sectors: livestock farming, production, processing and distribution of agricultural chemicals, ethanol and biodiesel as well as other agricultural equipment. The Underlying Index is comprised of common stocks and depository receipts that are listed for trading on major stock exchanges around the world. The Underlying Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 28, 2001. The Underlying Index is calculated and maintained by Deutsche Börse. The value of the Underlying Index is disseminated every 15 seconds over the Consolidated Tape Association’s Network B between the hours of approximately 9:30 a.m. and 4:15 p.m.

The Underlying Index comprises companies of the worldwide agricultural sector. A company is considered as belonging to the agricultural sector if more than 50 percent of the overall turnover is generated in this branch. Only companies with market capitalizations greater than USD150 million that have a worldwide average daily trading volume of at least USD1 million and have maintained a monthly trading volume of 250,000 shares over the past six months are eligible for inclusion in the Underlying Index. The total market capitalization of the Underlying Index as of November 30, 2007 was in excess of USD362.1 billion.

Index Calculation and Maintenance

The Underlying Index is calculated using a modified market capitalization weighting methodology. The Underlying Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the Underlying Index.

In line with the chaining concept conceived by Deutsche Börse for its indices, dividend payments and capital changes are initially reflected through an adjustment of the respective cit adjustment factors. Quarterly chaining is carried out on the maturity date of the various equity index futures of Eurex®, implying that on this day (i.e. on the third Friday of the last month of a quarter), the index is calculated for the last time on the basis of weights valid up to that point. The last prices quoted on the respective exchange on that day constitute the foundation of the chaining. As of the following trading day the new weights apply.

A change in the index composition also becomes necessary in the event of an index component issue being or becoming subject to extraordinary circumstances, such as deletion, composition proceedings, bankruptcy, new admission, etc.

Quarterly Chaining

The quarterly chaining procedure encompasses the following measures:

•

The number of shares/ADRs/GDRs is updated in accordance with the capital changes carried out. (The number of shares (cit) for the Underlying Index is fixed on the Wednesday before the chaining Friday and kept constant during the entire chaining procedure).

•

The accumulated income from distributions and capital changes is allocated to the index component issues according to the respective new weights. For this purpose, the individual cit adjustment factors are set to 1.

•	A chaining factor is calculated to avoid a gap in the respective index.

If the ordinary chaining coincides with the actualization of the index composition at the same time change of the composition takes place additionally.

These measures help to prevent the weighting scheme from “ageing” due to capital changes and the accumulation of income.

Chaining is carried out in three steps:

a) Calculation of the index value on the chaining date according to the old weighting scheme

The following applies accordingly:

This value corresponds to the closing index published on the date of chaining, and is used with two decimal places (as published) for all subsequent calculations

b) Computation of an interim value

The interim value is computed using the number of shares/ADRs/GDRs valid on the chaining date (qi,T+1). The cit adjustment factors are set to 1.

The following applies accordingly:

The interim value is used as an exact figure for subsequent calculations.

c) Calculation of the new chaining factor

The following applies accordingly:

After chaining, the index is computed on the basis of the new chaining factor (KT+1). After calculation of the chaining factor, capital changes and dividend payments due on the date of chaining are taken into account via the cit factor. The FI weighting factors of the index formula based on relative weights are calculated as follows:

Unscheduled Chaining

In the event of a change in the index composition, chaining is carried out in line with the procedure described above, however, usually without adjustment to the number of shares/ADRs/GDRs and the various cit factors. Newly included issues are taken into account with their respective current number of shares/ADRs/GDRs.

Computation of the interim value is based on the component issues of the revised index portfolio.

With the new chaining factor to result as:

After chaining, the index is computed on the basis of the new chaining factor (KT+1).

The calculation of the weighting factors takes place on Wednesday before the chaining procedure. These factors become active during the regular chaining on Friday. The review of the composition takes place once a year on the 3rd Friday in September.

The selection of the index constituents is based on market cap, the average daily trading turnover and the aggregated trading volume for each of the last 6 month. Every index member must have a market capitalisation of at least 150 million USD, an average daily trading volume of at least 1 million USD over the last 6 month and an aggregated trading volume of at least 250,000 shares for each of the last 6 month in order to be eligible for DAXglobal® Agribusiness.

The index weighting is based on market capitalization. Therefore all index constituents are ranked by market capitalization in descending order. To avoid dominance of single shares with high market capitalization, the weighting factor for each share is capped to 8 percent. If the cumulated weighting of all shares with a weighting factor greater than 5 percent exceeds 40 percent a second capping rule becomes effective. The weighting factor of the first share that leads to a cumulated weighting of more than 40 percent and all shares ranked below get capped by 4.5 percent

DAXglobal® Agribusiness is calculated as price- and performance index every 15 seconds between 9 a.m. and 10 p.m. Central European Time. For the calculation of the indices in US-Dollar and British Pound the corresponding spot rates on the market are used. The data are provided by Reuters.

where:
cit	=	Adjustment factor of company i at time t
ffiT	=	Free-float[10] factor of company i at time T
n	=	Number of constituents in the index
pio	=	Closing price of share/ADR/GDR of company i on the trading day before the first inclusion in an index ofDeutsche Börse
pit	=	Price of share/ADR/GDR of company i at time t
qio	=	Number of shares/ADRs/GDRs of company i on the trading day before the first inclusion in an index ofDeutsche Börse
qiT	=	Number of shares/ADRs/GDRs of company i at time T
t	=	Calculation time of the index
KT	=	Index-specific chaining factor valid as of chaining date T
T	=	Date of the last chaining

The formula set out below is equivalent in analytic terms, but designed to achieve relative weightings:

where:

and:

Index calculation can be reproduced in simplified terms by using the expression FI:

•	Multiply the current price by the respective FI weighting factor;

•	take the sum of these products; and

•	divide this by the base value (A) which remains constant until a modification in the index composition occurs.

The FI factors provide information on the number of shares/ADRs/GDRs required from each company to track the underlying index portfolio.

Computational Accuracy

The KT chaining factors are used and published as figures rounded to seven decimal places.

The cit adjustment factors are included in the index formula on the basis of six decimal places. In the event of several adjustment events coinciding, such as ‘ex-dividend’ and ‘ex subscription right’ markdowns on the same day, only one single adjustment factor (six decimal places) is computed using the total markdown. Where several adjustment events are required for a single share/ADR/GDR but at different times, the factors rounded that way are multiplied by each other, and the product is rounded to six decimal places again.

When determining the cit adjustment factor for subscription rights, the rights value is used as a figure with two decimal places. Only in the case of a capital increase out of company reserves, such rights value is not rounded at all. If a dividend disadvantage has to be prorated (e.g. for three months), the value of such disadvantage used for index calculation is rounded to two decimal places.

The indices are rounded to two decimal places and published accordingly. The FI factors are rounded to five decimal places and published accordingly, changing with each instrument-specific adjustment.

Cap Limit

Capping is a procedure which satisfies the suitable weighting of index constituents and prevents single underlyings from dominating the index. On the day of regular quarterly chaining, the weighting of any single company in the DAXglobal® Agribusiness to 8 percent of the index capitalization, respectively.

For this purpose, the index capitalization is calculated. If any single class of instruments accounts for more than X11 percent of the respective capitalization, the number of shares/ADRs/GDRs used as weight for that company is reduced to X percent of the index capitalization (which is being reduced accordingly). Should yet another company exceed the cap limit after that, the capitalization is to be determined with which both companies would account for exactly X percent of the revised index capitalization. This procedure is repeated for as long as there is no company exceeding the respective cap limit. Then the next smaller integer of instruments resulting in the desired capitalization is used as the new weight for calculating the index.

Where the capped number of shares/ADRs/GDRs of a company falls or rises below or above X percent during the quarter, it may only be raised or lowered to X percent again on the following chaining date as the above-described procedure is repeated for every single chaining process.

Adjustments

The performance indices of Deutsche Börse are adjusted for exogenous influences (e.g. price-relevant capital changes) by means of certain correction factors, assuming a reinvestment according to the ‘operation blanche’. All continuously calculated indices require a simultaneous adjustment of systematic price changes. The prerequisite for this is to calculate the correction factor on an ex-ante basis. Consequently, already the first ‘ex’ price can be adequately included for index calculation purposes. The ex-ante incorporation of adjustments presupposes a general acceptance of the computation formula as well as a general availability of the parameters used. All parameters necessary for the respective computation are available from Deutsche Börse via its website (www.deutsche-boerse.com) on the morning before each adjustment. Information contained in the Deutsche Börse website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 1140 or any terms supplement. As with all other adjustment processes there may be differences between the computed values and the actually traded prices. However, since a preliminary correction is necessary and any delay would be problematic, this procedure remains the most appropriate one. The calculated adjustment factor and a synthetic price accordingly adjusted for this factor are used in the index from the ex-day of an instrument as long as there is no ‘ex’ price available.

License Agreement with Van Eck Securities Corporation

Lehman Brothers Holdings Inc. is expected to enter into a non-exclusive license agreement with Van Eck Securities Corporation pursuant to which Van Eck Securities Corporation would grant Lehman Brothers Holdings Inc. the right to use the Market Vectors—Agribusiness ETF. The notes are not sponsored, endorsed, sold, or promoted by Van Eck Securities Corporation. Van Eck Securities Corporation makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck Securities Corporation has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

License Agreement with Deutsche Börse

Lehman Brothers Holdings Inc. is expected to enter into a non-exclusive license agreement with Deutsche Börse, which would grant Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use the DAXglobal® Agribusiness Index in connection with certain products, including the notes.

The Securities are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse AG (the “Licensor”). The Licensor does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Underlying Index and/or the Underlying Index Trademark nor regarding the Index value at a certain point in time or on a certain date nor in any other respect. The Underlying Index is calculated and published by the Licensor. Nevertheless, as far as admissible under statutory law the Licensor will not be liable vis-à-vis third parties for potential errors in the Index. Moreover, there is no obligation for the Licensor vis-à-vis third parties, including investors, to point out potential errors in the Index.

Neither the publication of the Underlying Index by the Licensor nor the granting of a license regarding the Index as well as the Underlying Index Trademark for the utilization in connection with the Securities or other securities or financial products, which derive from the Index, represents a recommendation by the Licensor for a capital investment or contains in any manner a warranty or opinion by the Licensor with respect to the attractiveness on an investment in the Securities.

In its capacity as sole owner of all rights to the Index and the Underlying Index Trademark the Licensor has solely licensed to the issuer of the Securities the utilization of the Underlying Index and the Underlying Index Trademark as well as any reference to the Index and the Underlying Index Trademark in connection with the Securities.